Tournigan Arranges Sale of Non-Core Assets in Northern Ireland and the USA

Vancouver, October 2, 2008 – Tournigan Energy Ltd. (TVC:TSX-V; TGP:Frankfurt) ("Tournigan" or the "Company") has arranged to sell its wholly-owned subsidiaries Dalradian Gold Limited ("Dalradian") and Tournigan USA Inc. ("TVC-USA"). Tournigan has signed a letter agreement with C3 Resources Inc. ("C3") whereby C3 will acquire Dalradian for C$13 million (the "Dalradian Transaction"). Tournigan has also signed a letter agreement with Fischer-Watt Gold Company, Inc. ("Fischer-Watt") whereby Fischer-Watt will acquire TVC-USA for an earn-in structure and certain deferred cash payments (the "TVC-USA Transaction"). The Curraghinalt Gold Project in Northern Ireland (Dalradian) and the uranium exploration licenses in the USA (TVC-USA) are non-core assets of Tournigan. The Company’s focus is on the development of its prospective mineral properties in Slovakia, notably its Kuriskova Uranium Project.

Strategic Benefits of the Transactions to Tournigan

In a letter to shareholders dated September 3, 2008, Dorian L. (Dusty) Nicol, the Company’s President and CEO stated that "As our name states, our primary focus is energy. Our most significant properties are located in Slovakia.... While we will always be aggressive in following opportunities as we identify them, we will not allow ourselves to be distracted from our objective: to become a premier mid-tier explorer, developer and producer of uranium." The sale of Dalradian and TVC-USA will allow Tournigan to focus its financial and management resources on achieving its primary objective of developing its core uranium properties in Slovakia.

Although Tournigan continues to maintain a strong balance sheet with no debt and a current cash balance of approximately C$13 million, the cash funds from the Dalradian Transaction will provide Tournigan with even greater financial security and an increased ability to progress its core Slovak properties.

Tournigan remains confident in the potential of the Curraghinalt Gold Project in Northern Ireland (Dalradian) and the uranium exploration licenses in the USA (TVC-USA), but believes these assets will be better progressed as core assets of C3 and Fischer-Watt, respectively, rather than as non-core assets of Tournigan. Both transactions have been structured to allow Tournigan shareholders continued participation in the potential upside of these projects without requiring further financial or human capital investment by Tournigan. On completion of the Dalradian Transaction, Tournigan will hold the C3 Note (as defined below), which will either convert into shares of C3 or be redeemed for cash. As a result, Tournigan will either retain an indirect interest in the Curraghinalt Gold Project or will receive full cash value for it. Under the terms of the TVC-USA Transaction, Tournigan will hold a carried interest in the TVC-USA properties that will effectively grant Tournigan an option to participate in any eventual producing project without further investment until such time as the project is deemed feasible.

Dalradian Transaction

Under the terms of the Dalradian Transaction, C3 will pay Tournigan C$6.5 million in cash on closing, plus C$6.5 million in the form of a convertible redeemable note (the "C3 Note"), plus a working capital adjustment. The C3 Note, which is secured by all the issued and outstanding shares of Dalradian, will be due in one year following closing and will be interest free for the first six months and bear interest at a rate of 10% per annum thereafter. The C3 Note will be convertible at any time at Tournigan’s option into shares of C3 at a conversion price equal to the price of shares to be offered and sold by C3 under a concurrent private placement offering (the "C3 Offering"). The C3 Note will also be convertible at the option of C3 following the completion of any transaction which results in the listing of C3’s shares on the TSX Venture Exchange, the Toronto Stock Exchange, or another mutually acceptable public stock exchange. C3 has agreed to pay Tournigan a C$375,000 non-refundable deposit that is creditable against the final cash consideration.

The Dalradian Transaction is binding and includes a commitment by Tournigan to not solicit alternative transactions. A break fee of C$375,000 is payable to C3 under certain conditions.

Tournigan’s management will continue to supervise the day-to-day operations of Dalradian during the transaction period in consultation with C3.

The Dalradian Transaction is subject to completion of mutual confirmatory due diligence, definitive documentation, regulatory and third-party approvals (including the approval of the TSX Venture Exchange), the successful completion of the C3 Offering, approval from the respective boards of directors and the satisfaction of other customary conditions. The Dalradian Transaction is expected to close by mid December 2008.

C3 is a private, gold-focused, exploration and development company with corporate offices in Elko, Nevada and Toronto, Ontario. C3’s objective is to rapidly develop into an advanced exploration and development company with a diversified portfolio of projects by completing strategic acquisitions of advanced projects and aggressively identifying and developing its own exploration projects. C3's current properties include 10 exploration projects in North-Central Nevada. C3 is planning to grow its resource base to more than five million ounces of gold within the next two years.

TVC-USA Transaction

Under the terms of the TVC-USA Transaction, Fischer-Watt will grant Tournigan a 30% carried interest in respect of each TVC-USA property up to the completion of a feasibility study for any project encompassing any such property (a "Project"). Upon completion of a feasibility study, Tournigan’s carried interest in respect of such property will convert into a 30% working interest in the Project or Tournigan will have the option to dilute down to a 5% net profits interest. In addition, Fischer-Watt will deliver to Tournigan at closing an interest-free promissory note due August 31, 2009 in the amount of approximately US$309,500 (being 100% of the September 1, 2008 federal claim maintenance payments paid by TVC-USA). Fischer-Watt will also secure the release of TVC-USA’s reclamation bonds and reimburse Tournigan by August 31, 2009 in the amount of US$930,000 less any applicable reclamation costs.

The TVC-USA Transaction is binding.

Tournigan’s management will continue to supervise the day-to-day operations of TVC-USA during the transaction period in consultation with Fischer-Watt.

The TVC-USA Transaction is subject to definitive documentation, regulatory and third-party approvals (including the approval of the TSX Venture Exchange), approval from the respective boards of directors and the satisfaction of other customary conditions. The TVC-USA Transaction is expected to close by December 2008.

Fischer-Watt (FWGO:OTCBB) is a Nevada-incorporated mineral exploration and development company with an existing gold property in Arizona. The Chairman, President and CEO of Fischer-Watt is Peter Bojtos, who is also a standing director of Tournigan.

Advisors

Cormark Securities Inc. is acting as financial advisor to Tournigan with respect to both Transactions.

Clarus Securities Inc. is acting as financial advisor to C3 with respect to the Dalradian Transaction.

About Tournigan Energy Ltd.

Tournigan is a uranium and gold exploration and development company that has built a portfolio of highly prospective assets in Europe. The company has focused its development and obtained licences in Slovakia, a member of the European Union since 2004. Slovakia is economically and politically stable, has excellent infrastructure and an educated population. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia and its other operational jurisdictions.

On behalf of the Board of Directors of

TOURNIGAN ENERGY LTD.

"Dusty Nicol"
Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Company’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Investor Relations, at (604) 637-3563, or visit www.tournigan.com